Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company
Northern Peru Copper Corp. (the “Company”)
625 Howe Street
Suite 1550
Vancouver, British Columbia V6C 2T6

ITEM 2.	Date of Material Change
March 21, 2007

ITEM 3.	News Release
A press release was issued by the Company on March 21, 2007 at Vancouver, British Columbia and distributed through the facilities of Canada Newswire.

ITEM 4.	Summary of Material Change
The Company announced the discontinuation of the proposed C$23.8 million dollar financing.

ITEM 5.	Full Description of Material Change

The Company announced on March 21, 2007 that, with the support of its syndicate of underwriters, it has discontinued its proposed offering of 3.3 million common shares due to newly received information in connection with the Company’s Galeno project in Peru (the “Project”) that will require the Company to update its technical disclosure and may result in the potential consolidation of interests related to the Project. This evaluation is expected to be completed in relatively short order and is not expected to delay the Project timeline. The Company has $1 million in cash on hand and unsecured debt financing available on commercial terms for up to US$5 million, if needed, to meet its current and near-term requirements.

ITEM 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

ITEM 7.	Omitted Information
No significant facts have been omitted from this report.

ITEM 8.	Executive Officer
Marshall Koval, Chief Executive Officer & President
Phone: (604) 687-0407

ITEM 9.	Date of Report
March 21, 2007